SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

20 June, 2008

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure: 1	Block listing cancellation announcement made on 2 June 2008
Enclosure: 2	Transaction in Own Shares announcement made on 2 June 2008
Enclosure: 3	Transaction in Own Shares announcement made on 3 June 2008
Enclosure: 4	Publication of Prospectus announcement made on 3 June 2008
Enclosure: 5	Transaction in Own Shares announcement made on 3 June 2008
Enclosure: 6	Transaction in Own Shares announcement made on 4 June 2008
Enclosure: 7	Transaction in Own Shares announcement made on 5 June 2008
Enclosure: 8	Transaction in Own Shares announcement made on 6 June 2008
Enclosure: 9	Transaction in Own Shares announcement made on 9 June 2008
Enclosure: 10	Transaction in Own Shares announcement made on 10 June 2008
Enclosure: 11	Transaction in Own Shares announcement made on 10 June 2008
Enclosure: 12	Director Declaration announcement made on 11 June 2008
Enclosure: 13	Transaction in Own Shares announcement made on 11 June 2008
Enclosure: 14	Transaction in Own Shares announcement made on 12 June 2008
Enclosure: 15	Transaction in Own Shares announcement made on 13 June 2008
Enclosure: 16	Director/PDMR Shareholding announcement made on 16 June 2008
Enclosure: 17	Transaction in Own Shares announcement made on 16 June 2008
Enclosure: 18	Transaction in Own Shares announcement made on 17 June 2008
Enclosure: 19	Transaction in Own Shares announcement made on 17 June 2008
Enclosure: 20	Annual Information Update announcement made on 18 June 2008
Enclosure: 21	Transaction in Own Shares announcement made on 18 June 2008
Enclosure: 22	Director/PDMR Shareholding announcement made on 19 June 2008
Enclosure: 23	Transaction in Own Shares announcement made on 19 June 2008
Enclosure: 24	Transaction in Own Shares announcement made on 19 June 2008

Enclosure: 1

BT Group plc
BT Group plc announces that no further s
ecurities
will be issued from the balances of 19,210,264 securities not yet issued/allotted which had been previously block listed under the BT Group plc executive option plans and 2,368,707 securities not yet issued/allotted which had been previously block listed under the BT Group plc employee savings related share schemes.
Both of these block listings have now been cancelled. Th
e
 cancellation
s
 do not affect the authorised share capital, which remains at:
269,260,253,468
, nor do
they
 affect the issued share capital, which remains at:
8,401,227,029 (including 670,164,993 shares held as treasury shares)
.

Ends

Enclosure: 2
Monday 2 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 219.16 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 672,664,993 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,728,562,036.

The above figure (7,728,562,036) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 3
Tuesday 3 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 35,875 ordinary shares at a minimum price of 146 pence per share and a maximum price of
218

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 672,629,118 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,728,597,911.

The above figure (7,728,597,911) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 4

3 June 2008

RNS PUBLICATION FORM

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 3 June 2008 (the "Prospectus") relating to the US$15,000,000,000 Euro Medium Term Note Programme of British Telecommunications public limited company (the "Issuer").

To view the Prospectus, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8876V_-2008-6-3.pdf

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf,
London
 E14 5HS.

For further information, please contact

BT Investor Relations
Tel: +44 20 7356 4909
E-mail: investorrelations@bt.com

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

 Enclosure: 5
Tuesday 3 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,600,000 ordinary shares at a price of 220.75 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
674,229,118 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,726,997,911.

The above figure (7,726,997,911) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 6
Wednesday 4 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 223.34 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
675,729,118 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,725,497,911.

The above figure (7,725,497,911) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 7

Thurs
day
5
 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,500,000 ordinary shares at a price of 22
4
.
566
 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
67
7
,
229
,118 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,72
3
,
997
,911.

The above figure (7,72
3
,
997
,911) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 8

Fri
day
6
 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited
3,25
0,000 ordinary shares at a price of 22
0
.
7078
 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
6
80
,
47
9
,118 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,72
0
,
74
7
,911.

The above figure (7,72
0
,
74
7
,911) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 9

Monday 9 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 214.61 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
682,979,118 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,718,247,911.

The above figure (7,718,247,911) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 10
Tuesday 10 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 456,624 ordinary shares at a minimum price of 146 pence per share and a maximum price of
225

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 682,522,494 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,718,704,535.

The above figure (7,718,704,535) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 11

Tuesday 10 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,800,000 ordinary shares at a price of 212.65 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
684,322,494 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,716,904,535.

The above figure (7,716,904,535) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 12

BT Group plc

1

June
 2008

Notification under Listing Rule 9.6.14
Details of an additional directorship held by a current director.

Carl Symon is
a
current non-
e
xecutive
d
irector of BT Group plc and chairman of the Equality of Access Board;

With effect from 11 June 2008, Carl Symon has been appointed a non-executive director of BAE Systems plc.

Contact for queries:

Name:
John Challis

Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ
Telephone: 020 7356
4086
Date of Notification:
 11 June 2008

= ends =

 Enclosure: 13

Wednesday 11 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,350,000 ordinary shares at a price of 213.61 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
686,672,494 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,714,554,535.

The above figure (7,714,554,535) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 14

Thursday 12 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,338,225 ordinary shares at a price of 209.90 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
690,010,719 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,711,216,310.

The above figure (7,711,216,310) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 15

Friday 13 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 214.09 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
692,510,719 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,708,716,310.

The above figure (7,708,716,310) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 16

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
GAVIN PATTERSON
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
HALIFAX CORPORATE TRUSTEES LIMITED
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
PURCHASE OF
650 ORDINARY
SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
HALIFAX CORPORATE TRUSTEES LIMITED
8 State the nature of the transaction
PURCHASE OF 650 ORDINARY
SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
PURCHASE OF 650 ORDINARY
SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£2.12
14. Date and place of transaction
13 JUNE
200
8
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
GAVIN PATTERSON
PERSONAL HOLDING: SHARES
 -
23
4
,
05
8
BT GROUP DEFERRED BONUS PLAN: SHARES
  -
158
,
234
BT GROUP INCENTIVE SHARE PLAN: SHARES
 -
273
,
614
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER
98
,
178
 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
11,198
SHARES.

1
6. Date issuer informed of transaction
s
13

JUNE

200
8
i
f a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
N/A…………………
18. Period during which or date on which it can be exercised
N/A………………………
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
N/A………………………
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
N/A………………………
22. Total number of
shares
 or debentures over which options held following notification
N/A……………………
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
16 JUNE
200

END

 Enclosure: 17

Monday 16 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 213.11 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
695,510,719 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,705,716,310.

The above figure (7,705,716,310) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 18
Tuesday 17 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 187,125 ordinary shares at a minimum price of 146 pence per share and a maximum price of
192

pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of
8,401,227,029
ordinary shares with voting rights. Following the above transfer, BT Group plc holds 695,323,594 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,705,903,435.

The above figure (7,705,903,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 19

Tuesday 17 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 216.08 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
697,510,719 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,703,716,310.

The above figure (7,703,716,310) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 20

BT Group plc - Annual Information Update

 June 2008

ANNUAL INFORMATION UPDATE
As required under the Prospectus (Directive 2003/71/EC) and paragraph 5.2 of the Prospectus Rules, and following publication of the Annual Report and Form 20-F on 28 May 2008, BT Group plc is pleased to provide its third Annual Information Update, in relation to information that has been published or made available to the public from 1 April 2007 up to and including
18
 June 2008.

This Annual Information Update is being made available on our website
http://www.btplc.com/Thegroup/companyprofile/Governance/Governance.htm

1. Announcements made via the London Stock Exchange's Regulatory News Service (RNS), a regulatory information service, on or around the dates indicated.

The announcements can be accessed by CTRL + click on the announcement, or from our website;
http://www.btplc.com/sharesandperformance/index.cfm

Date	Headline
17/06/2008	Transaction in Own Shares
Transaction in Own Shares
16/06/2008	Transaction in Own Shares
Director/PDMR Shareholding
13/06/2008	Transaction in Own Shares
12/06/2008	Transaction in Own Shares
11/06/2008	Transaction in Own Shares
Director Declaration
10/06/2008	Transaction in Own Shares
Transaction in Own Shares
09/06/2008	Transaction in Own Shares
06/06/2008	Transaction in Own Shares
05/06/2008	Transaction in Own Shares
04/06/2008	Transaction in Own Shares
03/06/2008	Transaction in Own Shares
Publication of Prospectus
Transaction in Own Shares
02/06/2008	Transaction in Own Shares
Block listing cancellation
30/05/2008	Total Voting Rights
Transaction in Own Shares
Transaction in Own Shares
29/05/2008	Transaction in Own Shares
Director Declaration
28/05/2008	Transaction in Own Shares
28/05/2008	Annual Report and Accounts
Transaction in Own Shares
Annual Report and Accounts
27/05/2008	Transaction in Own Shares
23/05/2008	Transaction in Own Shares
Director/PDMR Shareholding
22/05/2008	Transaction in Own Shares
21/05/2008	Director/PDMR Shareholding
20/05/2008	Transaction in Own Shares
Transaction in Own Shares
19/05/2008	Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
16/05/2008	Transaction in Own Shares
Director/PDMR Shareholding
15/05/2008	Final Results
13/05/2008	Transaction in Own Shares
09/05/2008	Transaction in Own Shares
08/05/2008	Transaction in Own Shares
07/05/2008	Transaction in Own Shares
Transaction in Own Shares
06/05/2008	Transaction in Own Shares
02/05/2008	Transaction in Own Shares
01/05/2008	Transaction in Own Shares
30/04/2008	Total Voting Rights
Transaction in Own Shares
29/04/2008	Transaction in Own Shares
Transaction in Own Shares
28/04/2008	Transaction in Own Shares
25/04/2008	Transaction in Own Shares
24/05/2008	Transaction in Own Shares
23/05/2008	Transaction in Own Shares
22/04/2008	Transaction in Own Shares
Transaction in Own Shares
21/04/2008	Transaction in Own Shares
18/04/2008	Transaction in Own Shares
17/04/2008	Transaction in Own Shares
16/04/2008	Transaction in Own Shares
15/04/2008	Transaction in Own Shares
Transaction in Own Shares
14/04/2008	Transaction in Own Shares
11/04/2008	Transaction in Own Shares
10/04/2008	Transaction in Own Shares
Acquisition
09/04/2008	Transaction in Own Shares
08/04/2008	Transaction in Own Shares
Transaction in Own Shares
Directorate Change
07/04/2008	Transaction in Own Shares
04/04/2008	Transaction in Own Shares
03/04/2008	Transaction in Own Shares
02/04/2008	Transaction in Own Shares
01/04/2008	Transaction in Own Shares
Transaction in Own Shares
31/03/2008	Total Voting Rights
Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
28/03/2008	Transaction in Own Shares
27/03/2008	Transaction in Own Shares
26/03/2008	Transaction in Own Shares
Transaction in Own Shares
25/03/2008	Transaction in Own Shares
Director/PDMR Shareholding
Frontline acquisition
20/03/2008	Transaction in Own Shares
20/03/2008 (cont.)	Transaction in Own Shares
Holding(s) in Company
19/03/2008	Transaction in Own Shares
18/03/2008	Transaction in Own Shares
Transaction in Own Shares
17/03/2008	Holding(s) in Company
Transaction in Own Shares
Issue of Equity
14/03/2008	Transaction in Own Shares
13/03/2008	Transaction in Own Shares
Directorate Change
Directorate Change
Directorate Change
12/03/2008	Transaction in Own Shares
11/03/2008	Transaction in Own Shares
Transaction in Own Shares
10/03/2008	Transaction in Own Shares
Holding(s) in Company
07/03/2008	Transaction in Own Shares
Director/PDMR Shareholding
06/03/2008	Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares-Rep
05/03/2008	Transaction in Own Shares
04/03/2008	Transaction in Own Shares
Transaction in Own Shares
03/03/2008	Transaction in Own Shares
29/02/2008	Total Voting Rights
Transaction in Own Shares
28/02/2008	Transaction in Own Shares
27/02/2008	Transaction in Own Shares
26/02/2008	Transaction in Own Shares
Transaction in Own Shares
25/02/2008	Transaction in Own Shares
22/02/2008	Transaction in Own Shares
Director/PDMR Shareholding
21/02/2008	Transaction in Own Shares
20/02/2008	Transaction in Own Shares
19/02/2008	Transaction in Own Shares
Transaction in Own Shares
18/02/2008	Transaction in Own Shares
Director/PDMR Shareholding
15/02/2008	Transaction in Own Shares
Director/PDMR Shareholding
14/02/2008	Transaction in Own Shares
13/02/2008	Transaction in Own Shares
Listing Rule 9.6.14
12/02/2008	Transaction in Own Shares
Transaction in Own Shares
11/02/2008	Transaction in Own Shares
08/02/2088	Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
07/02/2008	3rd Quarter Results
05/02/2008	Transaction in Own Shares
01/02/2008	Transaction in Own Shares
BT acquires Fresca
31/01/2008	Total Voting Rights
31/01/2008 (cont.)	Transaction in Own Shares
30/01/2008	Transaction in Own Shares
29/01/2008	Transaction in Own Shares
Transaction in Own Shares
28/01/2008	Transaction in Own Shares
25/01/2008	Transaction in Own Shares
24/01/2008	Transaction in Own Shares
23/01/2008	Transaction in Own Shares
Re-Presentation of Results
22/01/2008	Transaction in Own Shares
Transaction in Own Shares
21/01/2008	Transaction in Own Shares
18/01/2008	Transaction in Own Shares
17/01/2008	Transaction in Own Shares
16/01/2008	Transaction in Own Shares
Acquisition update
15/01/2008	Transaction in Own Shares
Transaction in Own Shares
BT acquire Square Mile Marina
14/01/2008	Transaction in Own Shares
11/01/2008	Transaction in Own Shares
I.NET merger completed
10/01/2008	Transaction in Own Shares
09/01/2008	Transaction in Own Shares
08/01/2008	Transaction in Own Shares
Transaction in Own Shares
07/01/2008	Transaction in Own Shares
04/01/2008	Transaction in Own Shares
Transaction in Own Shares
03/01/2008	Transaction in Own Shares
Transaction in Own Shares
02/01/2008	Transaction in Own Shares
Transaction in Own Shares
Director Declaration
31/12/2007	Total Voting Rights
Transaction in Own Shares
28/12/2007	Transaction in Own Shares
27/12/2007	Transaction in Own Shares
24/12/2007	Transaction in Own Shares
21/12/2007	Transaction in Own Shares
20/12/2007	Transaction in Own Shares
19/12/2007	Transaction in Own Shares
18/12/2007	Transaction in Own Shares
Transaction in Own Shares
17/12/2007	Transaction in Own Shares
14/12/2007	Transaction in Own Shares
Director/PDMR Shareholding
13/12/2007	Transaction in Own Shares
Update re Net2S
12/12/2007	Transaction in Own Shares
11/12/2007	Transaction in Own Shares
Transaction in Own Shares
10/12/2007	Transaction in Own Shares
07/12/2007	Transaction in Own Shares
Virgin Media Contract
06/12/2007	Transaction in Own Shares
Director Declaration
05/12/2008	Director Declaration
05/12/2008 (cont.)	Transaction in Own Shares
Acquisition
04/12/2007	Transaction in Own Shares
Transaction in Own Shares
03/12/2007	Transaction in Own Shares
Acquisition
30/11/2007	Total Voting Rights
Transaction in Own Shares
29/11/2007	Transaction in Own Shares
28/11/2007	Transaction in Own Shares
27/11/2007	Transaction in Own Shares
Transaction in Own Shares
26/11/2007	Transaction in Own Shares
23/11/2007	Transaction in Own Shares
22/11/2007	Transaction in Own Shares
21/11/2007	Transaction in Own Shares
20/11/2007	Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
19/11/2007	Transaction in Own Shares
16/11/2007	Transaction in Own Shares
15/11/2007	Transaction in Own Shares
Director/PDMR Shareholding
14/11/2007	Transaction in Own Shares
BT and Swisscom
13/11/2007	Transaction in Own Shares
Transaction in Own Shares
12/11/2007	Transaction in Own Shares
Publication of Prospectus
Director/PDMR Shareholding
09/11/2007	Transaction in Own Shares
Transaction in Own Shares
Directorate Change
08/11/2007	Interim Results
06/11/2007	Transaction in Own Shares
02/11/2007	Transaction in Own Shares
01/11/2007	Transaction in Own Shares
Transaction in Own Shares
31/10/2007	Total Voting Rights
Transaction in Own Shares
30/10/2007	Transaction in Own Shares
Transaction in Own Shares
29/10/2007	Transaction in Own Shares
25/10/2007	Transaction in Own Shares
24/10/2007	Transaction in Own Shares
23/10/2007	Transaction in Own Shares
Transaction in Own Shares
22/10/2007	Transaction in Own Shares
19/10/2007	Transaction in Own Shares
18/10/2007	Transaction in Own Shares
Directorate Change
17/10/2008	Transaction in Own Shares
16/10/2007	Transaction in Own Shares
Transaction in Own Shares
15/10/2007	Transaction in Own Shares
Director/PDMR Shareholding
12/10/2007	Transaction in Own Shares
11/10/2007	Transaction in Own Shares
10/10/2007	Transaction in Own Shares
Binding Offer for Net2s
09/10/2007	Transaction in Own Shares
Transaction in Own Shares
Andy Green to leave BT
08/10/2007	Transaction in Own Shares
05/10/2007	BT Finance B.V. accounts
Buy Back Programme
02/10/2007	Transaction in Own Shares
Transaction in Own Shares
01/10/2007	Transaction in Own Shares
Transaction in Own Shares
28/09/2007	Total Voting Rights
Transaction in Own Shares
Celtic plc - appointment
27/09/2007	Transaction in Own Shares
Director/PDMR Shareholding
26/09/2007	Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
25/09/2007	Transaction in Own Shares
Transaction in Own Shares
24/09/2007	Transaction in Own Shares
21/09/2007	Transaction in Own Shares
20/09/2007	Transaction in Own Shares
Director/PDMR Shareholding
18/09/2007	Transaction in Own Shares
17/09/2007	Transaction in Own Shares
12/09/2007	Transaction in Own Shares
Acquisition of INS
11/09/2007	Transaction in Own Shares
Transaction in Own Shares
10/09/2007	Transaction in Own Shares
07/09/2007	Transaction in Own Shares
06/09/2007	Transaction in Own Shares
05/09/2007	Transaction in Own Shares
04/09/2007	Transaction in Own Shares
31/08/2007	Total Voting Rights
30/08/2007	Transaction in Own Shares
29/08/2007	Transaction in Own Shares
Transaction in Own Shares
28/08/2007	Transaction in Own Shares
24/08/2007	Transaction in Own Shares
23/08/2007	Transaction in Own Shares
22/08/2007	Transaction in Own Shares
21/08/2007	Transaction in Own Shares
Transaction in Own Shares
20/08/2007	Transaction in Own Shares
20/08/2007	Acquisition
17/08/2007	Transaction in Own Shares
Transaction in Own Shares
16/08/2007	Transaction in Own Shares
15/08/2007	Transaction in Own Shares
Director/PDMR Shareholding
14/08/2007	Transaction in Own Shares
Transaction in Own Shares
Transaction in Own Shares
13/08/2007	Transaction in Own Shares
10/08/2007	Transaction in Own Shares
09/08/2007	Transaction in Own Shares
Transaction in Own Shares
08/08/2007	Transaction in Own Shares
07/08/2007	Transaction in Own Shares
Transaction in Own Shares
06/08/2007	Transaction in Own Shares
03/08/2007	Transaction in Own Shares
Acquisition
02/08/2007	Transaction in Own Shares
Director/PDMR Shareholding
01/08/2007	Transaction in Own Shares
Transaction in Own Shares
31/07/2007	Total Voting Rights
Transaction in Own Shares
Transaction in Own Shares
30/07/2007	Transaction in Own Shares
27/07/2007	Transaction in Own Shares
26/07/2007	1st Quarter Results
25/07/2007	Transaction in Own Shares
20/07/2007	Transaction in Own Shares
19/07/2007	Transaction in Own Shares
Transaction in Own Shares
Result of Meeting
AGM Statement
18/07/2007	Transaction in Own Shares
17/07/2007	Transaction in Own Shares
Transaction in Own Shares
16/07/2007	Transaction in Own Shares
13/07/2007	Transaction in Own Shares
Transaction in Own Shares
12/07/2007	Transaction in Own Shares
Transaction in Own Shares
11/07/2007	Transaction in Own Shares
10/07/2007	Transaction in Own Shares
Transaction in Own Shares
09/07/2007	Transaction in Own Shares
06/07/2007	Transaction in Own Shares
06/07/2007	BT acquires Brightview Group
05/07/2007	Transaction in Own Shares
Transaction in Own Shares
03/07/2007	Transaction in Own Shares
Transaction in Own Shares
02/07/2007	Transaction in Own Shares
Total Voting Rights
29/06/2007	Director/PDMR Shareholding
Transaction in Own Shares
28/06/2007	Transaction in Own Shares
Director/PDMR Shareholding
Directorate Change
27/06/2007	Transaction in Own Shares
26/06/2007	Transaction in Own Shares
Transaction in Own Shares
Director/PDMR Shareholding
25/06/2007	Transaction in Own Shares
Transaction in Own Shares
22/06/2007	Transaction in Own Shares
Director/PDMR Shareholding
21/06/2007	Transaction in Own Shares
20/06/2007	Transaction in Own Shares
Transaction in Own Shares
19/06/2007	Transaction in Own Shares
18/06/2007	Transaction in Own Shares
15/06/2007	Transaction in Own Shares
14/06/2007	Transaction in Own Shares
13/06/2007	Transaction in Own Shares
Transaction in Own Shares
Annual Information Update
12/06/2007	Transaction in Own Shares
11/06/2007	Transaction in Own Shares
08/06/2007	Transaction in Own Shares
07/06/2007	Transaction in Own Shares
06/06/2007	Transaction in Own Shares
Transaction in Own Shares
05/06/2007	Transaction in Own Shares
04/06/2007	Transaction in Own Shares
01/06/2007	Transaction in Own Shares
31/05/2007	Total Voting Rights
Transaction in Own Shares
30/05/2007	Transaction in Own Shares
Transaction in Own Shares
Annual Report and Accounts
Annual Report and Accounts
29/05/2007	Transaction in Own Shares
25/05/2007	Transaction in Own Shares
24/05/2007	Total Voting Rights
24/05/2007	Transaction in Own Shares
23/05/2007	Transaction in Own Shares
Transaction in Own Shares
22/05/2007	Director/PDMR Shareholding
Transaction in Own Shares
21/05/2007	Transaction in Own Shares
Transaction in Own Shares
18/05/2007	Transaction in Own Shares
17/05/2007	Final Results
16/05/2007	Transaction in Own Shares
15/05/2007	Director/PDMR Shareholding
Director/PDMR Shareholding
09/05/2007	Transaction in Own Shares
02/05/2007	Transaction in Own Shares
30/04/2007	Total Voting Rights
25/04/2007	Transaction in Own Shares
24/04/2007	Director/PDMR Shareholding
Director Declaration
Directorate Change
20/04/2007	BT acquires Comsat
18/04/2007	Transaction in Own Shares
Director/PDMR Shareholding
Director/PDMR Shareholding
12/04/2007	Transaction in Own Shares
04/04/2007	Transaction in Own Shares

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in
England
 and
Wales
 on or around the dates indicated.

Date	Type	Description
16/06/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
12/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
05/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
03/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
02/06/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/06/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/06/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
30/05/2008	AA	Annual Accounts made up to 31/03/2008
22/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
15/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
09/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
07/05/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
02/05/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
29/04/2008	363a	Annual Return made up to 30/03/2008
24/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
23/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
22/04/2008	353	Location of Register of Members
17/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
17/04/2008	288b	Secretary resigned
15/04/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
15/04/2008	288a	Director appointed
15/04/2008	288a	Secretary appointed
10/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
08/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
07/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
07/04/2008	288a	Director appointed
02/04/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
27/03/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
20/03/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
13/03/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
12/03/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
11/03/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
06/03/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
05/03/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
05/03/2008	288c	Director's particulars changed
20/02/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
20/02/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
15/02/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
13/02/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
08/02/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
08/02/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
06/02/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
25/01/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
25/01/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
17/01/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
15/01/2008	288b	Director resigned
15/01/2008	288b	Director resigned
14/01/2008	288c	Director's particulars changed
10/01/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
09/01/2008	169(1B)	Return by a public company purchasing its own shares for holding in treasury
07/01/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
04/01/2008	169A(2)	Return by a public company cancelling or selling shares from treasury.
20/12/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
14/12/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
11/12/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
07/12/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
06/12/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
05/12/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
23/11/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
16/11/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
13/11/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
13/11/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
13/11/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
13/11/2007	288b	Director resigned
07/11/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
07/11/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
07/11/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
26/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
24/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
23/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
23/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
18/10/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
11/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
11/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
10/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
08/10/2007	288a	New director appointed
05/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
04/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
01/10/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
01/10/2007	288b	Director resigned
27/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
27/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
26/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
26/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
20/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
19/09/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
17/09/2007	288b	Director resigned
14/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
14/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
13/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
13/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
06/09/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
06/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
06/09/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
29/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
28/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
21/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
16/08/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
16/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
16/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
14/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
10/08/2007	RES09	Resolutions passed at AGM on 19 July 2007
09/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
07/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
03/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
01/08/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
31/07/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
30/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
24/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
20/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
17/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
16/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
11/07/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
10/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
06/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
05/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
02/07/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
29/06/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
29/06/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
22/06/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
20/06/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
15/06/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
12/06/2007	AA	Annual Accounts made up to 31/03/2007
08/06/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
05/06/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
31/05/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
29/05/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
23/05/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
18/05/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
14/05/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
08/05/2007	363a	Annual Return made up to 30/03/2007
02/05/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
25/04/2007	288a	New director appointed
25/04/2007	288c	Director's particulars changed
23/04/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
18/04/2007	169(1B)	Return by a public company purchasing its own shares for holding in treasury
18/04/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
18/04/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
16/04/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
11/04/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.
03/04/2007	169A(2)	Return by a public company cancelling or selling shares from treasury.

All of the documents above are available for download from the Companies House website at:
www.companieshouse.gov.uk
 or can be obtained from
Companies House,
Crown Way
, Maindy,
Cardiff
,
CF14 3UZ
.

3.   Documents submitted to the FSA

Each of the documents below was submitted to the FSA on or around the dates indicated.

Date	Document
28/05/08	Shareholder magazine - Forward
28/05/08	Annual Review & Notice of Meeting 2008 (inc summary financial statement)
28/05/08	Annual Report and Form 20-F 2008
19/07/07	Resolutions after AGM 2007
30/05/07	Shareholder magazine - Forward
30/05/07	Annual Review & Notice of Meeting 2007 (inc summary financial statement)
30/05/07	Annual Report and Form 20-F 2007

Documents sent to the FSA can be viewed at the Document Viewing Facility situated at the
Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS
.

The shareholder reports and Notices of AGM are also available on the Investor Centre section of our website:
http://www.btplc.com/Sharesandperformance/index.cfm

The information referred to in this Annual Information Update was correct when it was published but may now be out of date.

 Enclosure: 21

Wednesday 18 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 211.98 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,401,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
700,010,719 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,701,216,310.

The above figure (7,701,216,310) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 22

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an
 issuer
 to make a
RIS
 notification required by
DR
 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the
issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with
DR
 3.1.4R(1)(a); or
(ii)
DR
 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3.
Name of
person discharging managerial responsibilities
/
director
SIR MI
CHAEL
RAKE
ERIC DANIELS
4. State whether notification relates to a
person
 connected with a
person discharging managerial responsibilities
/
director
 named in 3 and identify the
connected person
SIR MICHAEL RAKE
ERIC DANIELS
5. Indicate whether the notification is in respect of a holding of the person
 referred to in 3 or 4 above or in respect of a non-beneficial interest
THE GRANT OF AN OPTION TO SIR MICHAEL RAKE UNDER THE BT GROU
P
 EMPLOYEE SHARESAVE SCHEME; AND
THE P
URCHASE OF
7,077
ORDINARY
SHARES BY
ERIC DANIELS

6. Description of
shares
 (including
class
), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES IN BT GROUP PLC OF 5P EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares
 held by each of them
ERIC DANIELS
8 State the nature of the transaction
THE GRANT OF AN OPTION TO SIR MICHAEL RAKE UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME; AND
THE PURCHASE OF 7,077 ORDINARY
SHARES BY
ERIC DANIELS

9. Number of
shares
, debentures or financial instruments relating to
shares
 acquired
THE PURCHASE OF 7,077 ORDINARY
SHARES BY
ERIC DANIELS

1
0. Percentage of issued
class
 acquired (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)
N/A
11. Number of
shares
, debentures or financial instruments relating to
shares
 disposed
12. Percentage of issued
class
 disposed (
treasury shares
 of that
class
 should not be taken into account when calculating percentage)

N/A
13. Price per
 share
 or value of transaction
£2.1
194
14. Date and place of transaction
1
9
 JUNE
200
8
 - UK
15. Total holding following notification and total percentage holding following notification (any treasury shares
 should not be taken into account when calculating percentage)
SIR MICHAEL RAKE
PERSONAL HOLDING: SHARES
 -
41
,
423
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER
8
,
797

SHARES.

ERIC DANIELS
PERSONAL HOLDING: SHARES - 7,077

1
6. Date issuer informed of transaction
s
1
9

JUNE

200
8
i
f a
person discharging managerial responsibilities
 has been granted options by the
issuer
 complete the following boxes

17 Date of grant
19 JUNE 2008
18. Period during which or date on which it can be exercised
14 AUGUST 2013 - 13 FEBRUARY 2014
19. Total amount paid (if any) for grant of the option
N/A………………………
20. Description of
shares
 or debentures involved (
class
 and number)
ORDINARY SHARES OF 5P EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
185P PER SHARE
22. Total number of
shares
 or debentures over which options held following notification
OPTION OVER 8,797 SHARES
23. Any additional information
N/A

24. Name of contact and telephone number for queries
GRAEME WHEATLEY
 - 020 7356
6372
Name and signature of duly authorised officer of
issuer
 responsible for making notification
GRAEME WHEATLEY
Date of notification
1
9
 JUNE

8
END

 Enclosure: 23

Thursday 19 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today cancelled 250,000,000 ordinary shares. The cancelled shares were all formerly held as treasury shares.

Following the above cancellation, BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights, and BT Group plc holds
449,823,594 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,701,403,435.

The above figure (7,701,403,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

 Enclosure: 24

Thursday 19 June 2008

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,500,000 ordinary shares at a price of 210.92 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above purchase, BT Group plc holds
452,323,594 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,698,903,435.

The above figure (7,698,903,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.

Date 20 June, 2008